UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1) *

Rice Acquisition Corp. II
(Name of Issuer)
Class A Ordinary Shares, $.0001 par value
(Title of Class of Securities)
G75529100
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G75529100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only) (voluntary)	Kensico Capital Management Corp. 13-4079277
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	2,400,000
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	2,400,000
9.	Aggregate Amount Beneficially Owned by Reporting Person		2,400,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		7.0%
12.	Type of Reporting Person		CO, IA

CUSIP No. G75529100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only) (voluntary)	Michael B. Lowenstein
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	2,400,000
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	2,400,000
9.	Aggregate Amount Beneficially Owned by Reporting Person		2,400,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		7.0%
12.	Type of Reporting Person		IN, HC

CUSIP No. G75529100

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only) (voluntary)	Thomas J. Coleman
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	2,400,000
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	2,400,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,400,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[X]*
11.	Percent of Class Represented by Amount in Row (9)		7.0%
12.	Type of Reporting Person		IN, HC
* See Item 4.

CUSIP No. G75529100

Amendment No. 1 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Issuer’s Class A Shares on February 11, 2022 (the "Schedule 13G").  Terms defined in the Schedule 13G are used herein as so defined.

The following item of the Schedule 13G is hereby amended and restated as follows:

Item 4. Ownership:

(a) through (c):

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 1 to Schedule 13G.  Ownership is stated as of December 31, 2022 and percentage ownership is based on 34,502,500 Class A Shares outstanding as of November 10, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 11, 2022.

In addition to his shared indirect beneficial ownership of the securities reported herein that are directly beneficially owned by KCM, as of December 31, 2022 Mr. Coleman held securities of the Issuer in a personal, non-discretionary account in which he has a pecuniary interest but over which he has no voting or dispositive power.

CUSIP No. G75529100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2023

KENSICO CAPITAL MANAGEMENT CORP.
By:	/s/ Michael B. Lowenstein
Name: Michael B. Lowenstein, Authorized Signatory
MICHAEL B. LOWENSTEIN /s/ Michael B. Lowenstein
THOMAS J. COLEMAN /s/ Thomas J. Coleman